UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:

The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasTec, Inc.

800 S. Douglas Road, Suite 1200

Coral Gables, FL 33134

Page
Report of Independent Registered Public Accounting Firm – BDO USA, LLP	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	5

Notes to Financial Statements	6

Supplemental Schedules

Notes to Financial Statements	6

Schedule H, line 4a – Delinquent Deposits of Participant Contributions	14
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	15
Schedule H, line 4j – Schedule of Reportable Transactions	16

Signatures

Exhibit Index:
Ex-23.1 Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees

The MasTec, Inc. 401(k) Retirement Plan

Coral Gables, FL

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), schedule of delinquent deposits of participant contributions, and schedule of reportable transactions as of and for the year ended December 31, 2012 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP	Certified Public Accountants
Miami, FL June 28, 2013

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

Investments, at fair value	$51,129,975	$38,527,107
Receivables:
Contributions from employer	2,561,379	1,604,474
Contributions from plan participants	161,478	73,094
Notes receivable from plan participants	1,813,796	1,689,006
Payables:
Refunds to plan participants	(108,564)	(103,501)
Accrued plan expenses	—	(3,382)

Total net assets available for benefits	$55,558,064	$41,786,798

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2012

Additions to net assets available for benefits attributed to:

Investment income:

Net appreciation in fair value of investments	$6,361,401
Dividend and interest income	439,807
Other investment income	62,344

Total investment income	6,863,552

Interest income on notes receivable from plan participants	71,973

Contributions:
Participants	7,341,914
Employer	2,594,629
Transfer of assets from CAM Communications, Inc. 401(k) Plan and EC Source Services, LLC 401(k) Plan	1,614,322
Rollover and other	960,985

Total contributions	12,511,850

Total additions	19,447,375

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	(5,526,485)
Administrative expenses	(149,625)

Total deductions	(5,676,110)

Net increase in net assets available for benefits	13,771,266
Net assets available for benefits at beginning of year	41,786,798

Net assets available for benefits at end of year	$55,558,064

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

NOTES TO FINANCIAL STATEMENTS

for the Year Ended December 31, 2012

NOTE A – DESCRIPTION OF PLAN

Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information. The EC Source Services, LLC 401(k) Plan and the CAM Communications, Inc. 401(k) Plan were merged into the Plan effective January 1, 2012 and August 27, 2012, respectively. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. (the “Company”) who have completed at least thirty days of service. Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Each year, participants may elect to defer from 1% to 75% of pretax annual compensation received during the year, subject to certain limitations as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The company match is the lesser of 2.5% of the employee’s salary or 100% of the employee’s contribution to the Plan. The match is credited on an annual basis to employees of record as of December 31st with 50% of the payment made in the Company’s common stock and the other 50% of the payment made in cash. The company match for the fiscal year 2012 was credited to the employees of record as of December 31, 2012 on February 27, 2013.

Effective January 1, 2013, the Plan adopted a Safe Harbor match, which will provide for a match of 100% of the first 3% and 50% of the next 2% of the contribution made to the plan up to a maximum 4% employer match. The match is credited on a quarterly basis, in the months of April, July, October, and January of the following year. The Company’s matching contribution is funded 50% in the form of the Company’s common stock, which is not subject to participant direction, and 50% in cash, which is invested in accordance with each participant’s investment directive.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Participants’ pre-tax contribution limit is $17,000 and $16,500 for 2012 and 2011, respectively. Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. The IRS limit for the catch-up contribution amount is $5,500 for 2012 and 2011.

Upon enrollment, a participant may direct employee contributions, in 1% increments, to any of the Plan’s fund options. Participants may change their investment options daily.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and the Plan’s investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Upon distribution of the account to a participant who separates from service before vesting, the portion of the account attributable to the Company’s contributions is forfeited. Forfeited balances of participants’ nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.

Vesting in the Company’s contributed portions of their account plus actual earnings thereon is based on the years of vesting service. A Plan year during which an employee works at least 1,000 hours is counted as one year of vesting service. This is based upon the following gradual vesting scale:

Years of Service	Percentage
1	33%
2	66%
3 or more	100%

A participant also becomes 100% vested in the remainder of his or her account upon the occurrence of any of the following events:

(a)	The participant dies while in service as an employee;

(b)	The participant becomes totally and permanently disabled while still in service as an employee; or

(c)	The Plan is terminated by the Company.

Effective January 1, 2013, in accordance with the Safe Harbor provisions, participants vest immediately in the Safe Harbor Company contributions made after January 1, 2013.

Forfeitures

Forfeitures of nonvested participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the employer. At December 31, 2012 and 2011, unallocated forfeited accounts totaled $39,254 and $298,940, respectively, and are recorded in the Plan’s investment in the Guaranteed Income Fund. The Company has elected to use the forfeitures to pay certain plan expenses. During the year ended December 31, 2012, Plan forfeitures totaling $25,385 were used to pay administrative fees. As of December 31, 2012, there no expenses accrued that were expected to be paid with forfeitures.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%, at the date of the loan. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2012 ranged from 4.00% to 9.75%. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Repayment generally is made by payroll deduction. Participants pay certain administrative expenses associated with the loan, including document preparation and filing fees. If any scheduled loan repayments remain outstanding for greater than 90 days, the participant loan will be placed in default, at which time the participant can elect from certain remediation options, including distribution. If no remediation occurs, the loan is reported as a deemed distribution. Notes receivable from participants are stated at cost, plus accrued interest, which approximates fair value.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2012 and 2011 and changes in net assets available for Plan benefits as of December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options and combinations from which participants may choose, including the Company stock fund, mutual funds, pooled separate accounts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. During 2012, the Company has elected to pay certain plan expenses with forfeitures.

Benefit Payments

Benefits are recorded when paid. At December 31, 2012 and 2011, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.

Investment Valuation and Income Recognition

Plan investments are stated at estimated fair values. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year. Estimated fair values of the pooled separate accounts and the fixed income fund have been determined based on the fair values of the funds. At December 31, 2012, Prudential Retirement and Annuity Company (“Prudential”) is the Trustee and custodian of the Plan. As described in Accounting Standard Codification (“ASC”) 946, Subtopic 210, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive, as defined in ASC 946, Subtopic 210.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following describes the three levels of the fair value hierarchy under ASC 820 and the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments:

Basis of Fair Value Measurement

Level 1	Observable inputs that reflect quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities. The Plan assets identified as Level 2 include certain pooled separate accounts and the fully benefit-responsive contract.

Level 3	Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). The Plan did not classify any assets as Level 3.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2012 and 2011 as follows:

	Investment Assets at Fair Value as of December 31, 2012
Investment Contract #768019 with Prudential:	Level 1	Level 2	Level 3	Total
Mutual funds
Growth (1)	$11,822,403	$—	$—	$11,822,403
Value (2)	8,381,176	—	—	8,381,176
Foreign blend (3)	5,602,684	—	—	5,602,684
Real Estate (4)	716,525	—	—	716,525
International Bond (5)	547,274	—	—	547,274

Total mutual funds	$27,070,062	$—	$—	$27,070,062

Guaranteed Income Fund (6)	$—	$8,410,081	$—	8,410,081

Pooled separate accounts
Fixed income (7)	$—	$4,189,744	$—	$4,189,744
Blend (8)	2,879,816	—	—	2,879,816
Balanced (9)	—	1,204,792	—	1,204,792

Total pooled separate accounts	$2,879,816	$5,394,536	$—	$8,274,352

MasTec, Inc. stock (a)	$7,375,366	—	—	$7,375,366

Interest-bearing cash	$114	—	—	$114

Total investment assets at fair value	$37,325,358	$13,804,617	$—	$51,129,975

	Investment Assets at Fair Value as of December 31, 2011
Investment Contract #768019 with Prudential:	Level 1	Level 2	Level 3	Total
Mutual funds
Growth (1)	$8,664,513	$—	$—	$8,664,513
Value (2)	6,378,561	—	—	6,378,561
Foreign blend (3)	3,581,428	—	—	3,581,428
Real Estate (4)	472,966	—	—	472,966
International Bond (5)	361,809	—	—	361,809

Total mutual funds	$19,459,277	$—	$—	$19,459,277

Guaranteed Income Fund (6)	$—	$7,855,950	$—	$7,855,950

Pooled separate accounts
Fixed income (7)	$—	$3,426,329	$—	$3,426,329
Blend (8)	2,287,007	—	—	2,287,007
Balanced (9)	—	653,758	—	653,758

Total pooled separate accounts	$2,287,007	$4,080,087	$—	$6,367,094

MasTec, Inc. stock (a)	$4,844,705	—	—	$4,844,705

Interest-bearing cash	$81	—	—	$81

Total investment assets at fair value	$26,591,070	$11,936,037	$—	$38,527,107

(a)	Includes nonparticipant-directed accounts
(1)	Diversified funds focused on investments in companies with earnings growth
(2)	Diversified funds focused on appreciation of capital
(3)	Diversified fund invested primarily in common stock of issuers in Europe and the Pacific Basin with earnings growth
(4)	Diversified fund invested primarily in real estate
(5)	Diversified fund invested primarily in international bonds
(6)	Stable value fund designed to provide safety of principal and liquidity
(7)	Diversified fund invested in a portfolio of fixed income securities with a goal of preserving capital
(8)	Fund constructed to reflect the composition of the S&P 500 Index
(9)	Multi-asset class fund invested in domestic and foreign equities, as well as fixed income and non-traditional investments

NOTE C – NEW ACCOUNTING PRONOUNCMENTS

In May 2011, the FASB issued ASU 2012-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2012-04). ASU 2012-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments were adopted by The Plan for the annual period beginning January 1, 2012 with no significant effect on the Financial Statements.

NOTE D – INVESTMENTS

The estimated fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are summarized below.

Investment Contract #768019 with Prudential:	December 31, 2012	December 31, 2011
Guaranteed Income Fund	$8,410,081	$7,855,950
American Funds: Growth Fund of Amer R3	7,580,744	5,638,220
American Funds: EuroPacific Gr R3	5,602,683	3,581,428
Ridgeworth Large Cap Value Equity A	4,811,073	3,719,886
Core Plus Bond / PIMCO Fund	4,189,744	3,426,329
Dryden S&P 500(R) Index Fund	2,879,816	2,287,007

MasTec, Inc. Stock Fund (a)	7,375,366	4,844,705

The Plan’s investments, including investments bought, sold and held during the year, appreciated in fair value for the year ended December 31, 2012 as follows:

Mutual Funds	$3,271,083
Pooled Separate Accounts	781,988
MasTec, Inc. stock (a)	2,308,330

$6,361,401

(a)	Includes nonparticipant-directed amounts

NOTE E – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan maintains a fully benefit-responsive investment contract with Prudential. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Prudential. As described in Note B, because the investment is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, which approximates fair value, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions. The average yield and crediting interest rates on the contract were 2.20% and 2.65% for 2012 and 2011, respectively. The minimum crediting rate under the contract is 1.50%. Interest crediting rates are reviewed on a semi-annual basis for resetting. Certain events limit the ability of the investment contract to transact at contract value with the issuer of its investment contracts. Specifically, any event outside the normal operation of the investment contract which causes a withdrawal from an investment may result in a negative market value adjustment with respect to such withdrawals. Such events include, but are not limited to, the following: (1) partial or complete legal termination of the investment contract, (2) tax disqualification of the investment contract or participant, or (3) certain investment contract amendments if issuers’ consent is not obtained. On June 3, 2013, all investments were transferred from Prudential to Merrill Lynch at contract value with no gain or losses.

NOTE F – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2012	2011
MasTec, Inc. stock	$6,891,205	$4,334,685

Changes in Net Assets	Year Ended December 31, 2012
Contributions	$1,297,850
Net appreciation in fair value of investments	1,701,265
Benefits paid to participants	(454,448)
Other	11,853

$2,556,520

NOTE G – INCOME TAX STATUS

On April 1, 2008, the Company adopted the Prudential Insurance Co. of America plan. This plan received a favorable opinion letter from the IRS on March 31, 2008, stating that the form of the plan is acceptable under Section 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE H – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include units of pooled separate accounts, a mutual fund and a fixed income fund, managed by Prudential Retirement Insurance and Annuity Company as the custodian, as defined by the Plan, and therefore, such transactions are considered party-in-interest transactions. The Plan invests in the Common Stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. Common Stock at December 31, 2012 and 2011, was $7,375,366 and $4,844,705, respectively. In addition, there are $1,813,796 and $1,689,006 in outstanding participant loans as of December 31, 2012 and 2011, respectively.

NOTE I – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

NOTE J – NON-EXEMPT TRANSACTIONS

During the Plan years ended December 31, 2012 and 2011, employee withholdings in the amounts of $112,673, and $30,111, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $89 and $300, for the years ended December 31, 2012 and 2011, respectively. The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.

NOTE K – SUBSEQUENT EVENTS

Effective January 1, 2013, the Plan adopted certain Safe Harbor provisions provided for by the IRS. As noted above, the Plan adopted a Safe Harbor match, which will provide for a match of 100% of the first 3% and 50% of the next 2% of the contribution made to the plan up to a maximum 4% employer match. In accordance with the Safe Harbor provisions, participants vest immediately in these Company’s contributions.

Effective June 3, 2013, the trustee, custodian and record keeper of the Plan was changed from Prudential Retirement Insurance and Annuity Company to Bank of America Merrill Lynch.

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4a-

DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2012

Participant Contributions Transferred Late to Plan (a)	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$112,673	$14,289	—	$14,289	$98,384

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Investment Contract #768019 with Prudential Retirement and Annuity Company:
*	Guaranteed Income Fund	Fixed Income Fund	**	$8,410,081
	American Funds: Growth Fund of Amer R3	Mutual Fund	**	7,580,744
	American Funds: EuroPacific Gr R3	Mutual Fund	**	5,602,684
	Ridgeworth Large Cap Value Equity A	Mutual Fund	**	4,811,073
*	Core Plus Bond / PIMCO Fund	Pooled Separate Account	**	4,189,744
*	Dryden S&P 500(R) Index Fund	Pooled Separate Account	**	2,879,816
*	Prudential Jennison Mid Cap Growth A	Mutual Fund	**	2,772,622
	Allianz NFJ Small Cap Value A	Mutual Fund	**	2,513,604
	Wells Fargo Advantage Emerging Gr A	Mutual Fund	**	1,469,037
*	Prudential IncomeFlex EasyPath Balanced	Pooled Separate Account	**	1,204,792
	Columbia Mid Cap Value Z	Mutual Fund	**	1,056,499
	Invesco Real Estate A	Mutual Fund	**	716,525
	Templeton Global Bond R	Mutual Fund	**	547,274
*	LN AP Fund	Interest-bearing cash	**	114

*	MasTec, Inc. Stock	Separate Account	$3,423,277	7,375,366
*	Participants’ Loans	Interest rates range from 4.00% to 9.75% maturing at various dates through 2017, collateralized by vested participant balances	**	1,813,796

*	Represents a party-in-interest
**	Not applicable as the investment is participant-directed

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4j-

SCHEDULE OF REPORTABLE TRANSACTIONS

Year ended December 31, 2012

(A) Indentified party involved	(B) Description of asset	(C) Purchase Price	(D) Selling Price	(G) Cost of Assets	(H) Current Value on Transaction Date	(I) Net Gain or (Loss)

Prudential Investments	Guaranteed Income Fund	Various	Various	$1,645,431	$1,645,431	$—

Prudential Investments	American Funds: EuroPacific Gr R3	Various	Various	$2,125,245	$2,110,280	($14,965)

Prudential Investments	American Funds: Growth Fund of Amer R3	Various	Various	$2,106,356	$2,157,241	$50,885

MasTec, Inc.	MasTec, Inc. Stock	Various	Various	$2,038,210	$2,421,684	$383,474

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 28, 2013	/s/ C. Robert Campbell
Chief Financial Officer of MasTec, Inc.